Voyager Global, Inc.
Financial Statements

For fiscal year ended December 31, 2020 and 2021

(Unaudited)

VOYAGER GLOBAL, INC
Balance Sheets

	As of December 31	
	2021	2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 23,190	$ 10,460
Accounts receivable	-	-
Prepaid expenses	-	-
TOTAL CURRENT ASSETS	23,190	10,460
PROPERTY AND EQUIPMENT		
Property and equipment	3,000	2,500
OTHER ASSETS		
Intangible assets	6,500	6,500
TOTAL ASSETS	$ 32,690	$ 19,460
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ -	$ -
Credit Cards Payable	2,200	2,500
TOTAL CURRENT LIABILITIES	2,200	2,500
Long-term Debt	11,000	16,500
TOTAL LIABILITIES	$ 13,200	$ 19,000
SHAREHOLDER'S EQUITY		
Capital stock (10,000,000 shares authorized, 8,000,000 shares issued & outstanding, $.00001 par value.	80	80
Additional paid-in captial	-	-
TOTAL LIABILITITES AND SHAREHOLDERS' EQUITY	$ 13,280	$ 19,080

VOYAGER GLOBAL, INC
Income Statement / Statement of Operations

	2021	2020
REVENUES	$ -	$ -
COST OF GOODS SOLD	$ -	$ -
GROSS PROFIT	$ -	$ -
OPERATING EXPENSES		
Advertising and marketing	$ 200	$ 200
Bank fees	120	120
Legal and professional fees	800	800
Licences	-	-
Miscellaneous expenses	-	-
Office supplies & Software	250	300
Salaries	-	-
Contract Labor	-	-
Payroll expense	-	-
Cellular Service	500	500
Travel	1,800	3,500
Fuel	2,000	2,600
Rent	6,600	6,600
Utilities	-	-
TOTAL OPERATING EXPENSES	$ 12,270	$ 14,620
NET INCOME	$ (12,270)	$ (14,620)

VOYAGER GLOBAL, INC
Consolidated Statement of Equity

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, November 7, 2019 (Inception)				$ -	$ -	$ -	$ -
Contributions	8,000,000	80					80
Other comprehensive gain / (loss)		-		-	-	-	-
Net income		-		-	-	(12,270)	(12,270)
Ending Balance, December 31, 2021	8,000,000	$ 80	0	$ -	$ -	$ (12,270)	$(12,190)

VOYAGER GLOBAL, INC
Statement of Cash Flows

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss) for the Period	$ (12,270)	$ (14,620)
Change in Prepaid Expenses	-	-
Change in Payables	-	-
Net Cash Flows from Operating Activities	(12,270)	(14,620)
Cash Flows from Finanacing Activities		
Debt to equity - Convertible Note	25,000	25,000
Net Cash Flows from Financing Activities	25,000	25,000
Cash at Beginning of Period	10,460	80
Net Increase (Decrease) in Cash	12,730	10,380
Cash at End of Period	23,190	10,460

VOYAGER GLOBAL, INC.

Notes to the Financial Statements

Fiscal Years Ended December 31, 2020 and 2021

1. **ORGANIZATION AND PURPOSE**

   Voyager Global, Inc. is a corporation organized under the laws of the State of Delaware. The Company is a research and development entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a. **Basis of Accounting**

   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b. **Fiscal Year**

   The Company operates on a 52-week fiscal year ending on December 31.

   c. **Cash Equivalents**

   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2021, the Company's cash positions include its operating bank account.

   d. **Legal Fees**

   Legal fees consist of legal services provided for the creation of the Company and equity financing.

VOYAGER GLOBAL, INC.

Notes to the Financial Statements

Fiscal Years Ended December 31, 2020 and 2021

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f. Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of the knowledge developed from the extensive research conducted in 2016 and 2017 of the various historical LTA (Lighter-than-Air) programs carried out around the world, as well as the subsequent development of our design, operational procedures and marketing strategies based on this knowledge. This knowledge and development are not only the foundation for this project / endeavor, but also the beginning of our intellectual property and a prerequisite for our success.

g. Property and Equipment

Property and equipment are stated at cost.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.